

LAND and BUILDINGS

L&B

QTS REALTY TRUST – WITHHOLDING VOTES ON FAILING GOVERNANCE AND LEADERSHIP

LANDANDBUILDINGS.COM

QTS REALTY TRUST — WITHHOLDING VOTES ON FAILING LEADERSHIP

TABLE OF CONTENTS

1. Why We Are Here: Withholding on Chad Williams and William Grabe

2. Persistent Underperformance

3. Poor Corporate Governance & Troubling Conflicts of Interest

4. Opaque & Excessive Compensation Practices

5. Inferior Capital Allocation & Operations Have Eroded Credibility

6. Fixing QTS to Unlock Value

L&B

QTS REALTY TRUST

- Quality Technology Services – or QTS Realty Trust, Inc. ("QTS" or the "Company") – is a specialty REIT that owns, develops and manages carrier-neutral and multi-tenant data centers and provides colocation and peering services.

- The Company owns, operates or manages **over 6.1 million square feet in 25 data centers with over 650 megawatts** of gross utility power **serving over 1,100 customers** across diverse industries.

- As of Q4 2017, the Company had three major segments:
    1. C1 – Hyperscale/Wholesale (~40%)
    2. C2 – Colocation (~43%)
    3. C3 – Cloud & Managed Services (~17%)

QTS COMPANY STATS

Current Price (as of 4/4/18)	$36.66/share
Equity Market Capitalization	$1.9 Billion
Dividend Yield	4.4%

QTS Total Shareholder Return ("TSR") vs. Data Center Peers





Source: Land & Buildings' estimates, Bloomberg data, Company filings
Note: Data Center Peers defined as the following REITs that own, operate and develop data centers with a significant US footprint: CyrusOne (Nasdaq: CONE), CoreSite (NYSE: COR), Digital Realty Trust (NYSE: DLR), and Equinix (Nasdaq: EQIX); Chart includes Total Shareholder Return ("TSR") calculated from date range February 21, 2017 through February 21, 2018, the last date prior to Land & Buildings' public engagement with the Company

1. WHY WE ARE HERE: WITHHOLDING ON CHAD WILLIAMS AND WILLIAM GRABE

L&B

PERSISTENT AND CONSISTENT FAILURES IN CORPORATE GOVERNANCE AND COMPENSATION PRACTICES HAVE RESULTED IN SUBSTANTIAL UNDERPERFORMANCE FOR QTS SHAREHOLDERS

› **Conflicts of Interest** – Millions of dollars of related-party transactions with Mr. Williams' personal or family-owned entities for uses including chartering a private aircraft and leasing the QTS headquarters, a contractual nomination as Chairman, and a dual share class structure create a culture without accountability, in our view

› **Antiquated Corporate Governance** – Board of Directors lacks diversity, has seen no refreshment since the 2013 IPO and has not exercised sufficient oversight over Mr. Williams; 3 directors (including Mr. Grabe) remain from the Company's private equity sponsor, which no longer owns shares

› **Enrichment of Management through Opaque & Misaligned Compensation Practices** – Compensation is discretionary, highlighted by Mr. Grabe and the Compensation Committee's approval of stock options, including 200,000 to Mr. Williams after the shares dropped precipitously in March and prior to positive news releases in the following week

› **Lack of Effective Board Oversight Has Led to Inferior Capital Allocation & Operations** – Management has repeatedly missed their own targets and are likely to incur substantial acquisition write-downs, highlighted by the about-face exit of the C3 (cloud & managed services) segment

Source: Company filings

L&B

LAND & BUILDINGS TO WITHHOLD VOTES FOR CHAD WILLIAMS & WILLIAM GRABE

- Mr. Williams – Chairman and CEO of QTS Realty Trust – is the **individual most responsible for the Company's substantial underperformance,** in our view

  - **Troubling conflicts of interest** diminish his credibility as a steward for shareholders

  - We believe Mr. Williams' culture lacking accountability is to blame for QTS' **persistent underperformance, inferior operations/capital allocation, and poor governance**

  - QTS has underperformed its Data Center Peers by **~97%** since its 2013 IPO (Total Shareholder Return)



> **"I THINK THIS COMPANY — I AM RESPONSIBLE AND NEED TO HAVE A BETTER ACCOUNTABILITY ..." — MARCH 5, 2018**

- Mr. Grabe, as Chair of the Compensation Committee, is most responsible for the <u>opaque compensation plan</u> and <u>questionable compensation decisions</u> such as <u>excessive</u> grants of additional stock options to QTS executives, including 200,000 to Chad Williams, at trough prices in March 2018 for "additional motivation"

  - Mr. Grabe has a <u>troubling track record of overpaying executives</u>: In 2015, <u>ISS advised to Withhold votes</u> for Mr. Grabe after Covisint Coporation (COVS) "paid discretionary bonuses after the performance thresholds for payout under the annual incentive aware were not achieved" when Mr. Grabe was on the company's compensation committee

  - 80+ years old and remains a director despite his firm (General Atlantic) no longer owning QTS shares



Source: Bloomberg data, Citi Global Property CEO Conference, Hollywood, FL, March 5, 2018; Glass Lewis Research, ISS Research, Company filings
Note: Total Shareholder Returns ("TSR") calculated from October 8, 2013 IPO through February 21, 2018

L&B

WHY WE ARE HERE

Under Mr. Williams' leadership, QTS has consistently underperformed Data Center Peers while enriching Mr. Williams in transactions presenting significant and systematic conflicts of interest

- <u>**~$500 million destroyed in market value**</u> following Q4 2017 earnings results and guidance that were major disappointments with Mr. Williams compounding the error with a poorly telegraphed announcement that QTS would be abruptly exiting the C3 (cloud & managed services) business segment

- The Compensation Committee, led by Mr. Grabe, approved a grant of 200,000 additional stock options to Mr. Williams as "additional motivation" <u>AFTER</u> the announcement and subsequent drop in the QTS share price

- These destructive moves by management and the Board of Directors occurred <u>AFTER</u> the window to nominate new directors to the QTS Board had closed

  - As a result, Land & Buildings recommends to withhold votes for Chad L. Williams (Chairman & CEO) and William Grabe (Chairman of the Compensation Committee, which approved the grant of stock options)

- We are disappointed the Board has only offered to have a call between L&B and several independent board members in mid April, weeks after our request for a meeting and just before the 2018 Annual Meeting on May 3, 2018

> **INVESTORS CAN SEND MESSAGE TO QTS BOARD BY WITHHOLDING SUPPORT ON THE ROOT OF THE PROBLEMS:**
>
> **CHAIRMAN/CEO MR. WILLIAMS AND COMPENSATION CHAIR MR. GRABE**

Source: Bloomberg data, Land & Buildings' estimates, Company filings

L&B

URGENT CHANGE IS NEEDED AT QTS

The QTS Board of Directors needs to take the following actions to unlock the significant value being squandered

✓ **Improve corporate governance**

   ✓ Substantial refresh of the Board of Directors, which has seen no new directors since QTS's 2013 IPO;

   ✓ Opt out of the Maryland Unsolicited Takeovers Act (MUTA), which currently allows QTS to classify its Board without shareholder approval;

   ✓ Eliminate management conflicts of interest

✓ **Evaluate change in leadership to improve operating results and capital allocation decisions**

✓ **Modernize compensation practices**

   ✓ Tie pay to performance and clearly outline performance metrics

✓ **Evaluate strategic alternatives**

   ✓ Significant synergy opportunities and multiple public and private companies likely interested in QTS assets

WE ARE DISAPPOINTED NO ACTION HAS BEEN TAKEN ON THE ABOVE AS WE CONTINUE TO BELIEVE THE BOARD MUST ACT URGENTLY GIVEN THE SUBSTANTIAL SHARE DECLINE AND LONG-TERM UNDERPERFORMANCE

L&B

2. PERSISTENT UNDERPERFORMANCE

L&B

INFERIOR TOTAL SHAREHOLDER RETURNS AND EARNINGS GROWTH

A HISTORY OF POOR DECISIONS BY CEO MR. WILLIAMS AND THE BOARD HAVE CAUSED SUBSTANTIAL UNDERPERFORMANCE

SITUATION OVERVIEW

› QTS has consistently underperformed versus its peers and has a track record of missing expectations

› QTS has lagged each of Data Center Peers' Total Shareholder Returns ("TSR"), with an average **~97%** underperformance since its IPO and **~35%** in the past year

› QTS has also achieved substantially lower Funds From Operations ("FFO") per share growth versus its Data Center Peers, trailing by **~43%** since the Company's IPO

TOTAL SHAREHOLDER RETURNS	SINCE QTS IPO	TRAILING 3 YEARS	TRAILING 1 YEAR
QTS	87%	–1%	–31%
Cyrus One	212%	79%	5%
CoreSite	225%	107%	7%
Digital Realty Trust	127%	64%	–3%
Equinix	170%	82%	6%
Data Center Peer Average	183%	83%	4%
QTS Underperformance	-97%	-84%	-35%

FFO PER SHARE GROWTH	SINCE QTS IPO	TRAILING 3 YEARS	TRAILING 1 YEAR
QTS	30%	14%	-6%
Data Center Peer Average	73%	49%	8%
QTS Underperformance	-43%	-35%	-14%

DOES MR. WILLIAMS BELIEVE THIS TRACK RECORD MERITS CONTINUED SHAREHOLDER SUPPORT?
DOES MR. GRABE BELIEVE THIS TRACK RECORD DESERVES ABOVE-TARGET AND ADDITIONAL COMPENSATION?

Source: Bloomberg data, Company and Data Center Peer filings
Note: Total Shareholder Returns ("TSR") calculated through February 21, 2018; Since QTS IPO, Trailing 3-year, and Trailing 1-year defined as date ranges from October 8, 2013, February 21, 2015 and February 21, 2017, respectively, through February 21, 2018; FFO adjusted for one-time items for CONE, CORE, DLR and QTS, and reflects company-reported Adjusted Funds From Operations for EQIX and are calculated through 2018 guidance; Since QTS IPO, Trailing 3-year, and Trailing 1-year defined as date ranges from 2014 actual, 2015 actual and 2017 actual, respectively

L&B

3. POOR CORPORATE GOVERNANCE & TROUBLING CONFLICTS OF INTEREST

L&B

HIGH GOVERNANCE RISK AT QTS

- Corporate Governance Red Flags:
  - x Institutional Shareholder Services (ISS) **QualityScore of 9 out 10** indicates **high governance risk**
  - x **No new directors since QTS's 2013 IPO**
  - x QTS has **not opted out of the Maryland Unsolicited Takeovers Act (MUTA),** allowing the Company to **classify the Board without shareholder approval**
  - x **Lack of board diversity,** including only one woman out of eight total directors
  - x Multiple QTS directors have **received Withhold recommendations from proxy advisory firms** and **low vote totals** in the past at QTS or other public companies
  - x **Significant and systematic conflicts of interest** of CEO and Chairman
  - x **Dual share class structure** and **tax protection agreement** with CEO and Chairman
  - x **Executive compensation paid on a discretionary basis**



QualityScore

9

Low Risk — High Risk

Scores indicate decile rank relative to index or region. A decile score of 1 indicates lower governance risk, while a 10 indicates higher governance risk.

Source: Company filings, QTS Definitive Proxy Statement, March 19, 2018; ISS Research
Note: QualityScore Profile Report as of February 26, 2018

MR. WILLIAMS' BOARD NEEDS NEW PERSPECTIVES

- **Needs refresh:** All eight QTS directors have been in place since the 2013 IPO

- **Private ties:** Five out of eight QTS directors were in place prior to IPO

- **Private equity links:** Three out of eight directors have ties to PE sponsor General Atlantic, a former 45% shareholder and current 0% shareholder since June 30, 2016, and each has been nominated for re-election by the Company (**Mr. Grabe**, Scott Miller, and Philip Trahanas)

- **Kansas City connection:** Stephen Westhead, a director with no discernable background in real estate or technology, is coincidentally located in Kansas near Mr. Williams

- **Over-tenured:** Average director tenure at QTS is 8 years despite being public less than 5 years and two directors (**Mr. Grabe** and Mr. Marino) exceed the average mandatory retirement age of 73 at most S&P 500 companies

 

NAME	AGE
Chad L. Williams	47
William O. Grabe (General Atlantic)	80
Scott D. Miller (General Atlantic)	65
Philip P. Trahanas (General Atlantic)	47
John W. Barter	71
Catherine R. Kinney	66
Peter A. Marino	76
Stephen E. Westhead	54
Average	63

Source: ISS Research, QTS Definitive Proxy Statement, March 19, 2018; SEC Form 13F dated August 12, 2016 and May 13, 2016

L&B

POOR CORPORATE GOVERNANCE CREATES CULTURE WITHOUT ACCOUNTABILITY

GOVERNANCE FAILURES HAVE CREATED A CULTURE WITHOUT ACCOUNTABILITY, RIDDLED WITH TROUBLING CONFLICTS OF INTEREST

1. Mr. Williams' employment agreement (Section 1.4) **requires that the Company nominate him as Chairman of the Board**

   - An independent chairman should oversee management on behalf of all shareholders

2. Mr. Williams' employment agreement (Section 4.1.3) **stipulates that the definition of "Good Reason" to terminate his employment agreement includes "failure of Executive to be elected Chairman of the Board** at any annual meeting of the Company's stockholders … or failure of the Company to nominate Executive for election as Chairman of the Board at any annual meeting of the Company's stockholders."

   - The Company is essentially bound to having Williams as Chairman, otherwise he can walk away with **more than $8.8 million**

3. Company bylaws (Article XII) provides for **legal indemnification for any current or former officer or director for any reason with no exception for breach of fiduciary duty or breach of care**

Source: Company filings

L&B

WILLIAMS FAMILY HAS NUMEROUS RELATED PARTY TRANSACTIONS WITH QTS

- Companies owned by Chad Williams and family:
  - **Quality Office Interiors, LLC** – QTS paid approximately **$455,760 in 2017 and $208,000** in 2016 to the office furnishing sales and design company
  - **Quality Group of Companies, LLC** – QTS paid approximately **$465,109 in 2017 and $492,735 in 2016** through Priester Aviation, a third party aviation services provider (**Hawker I, LCC**, the entity that owns the aircraft, is also wholly-owned by Mr. Williams)
  - **Quality Investment Properties** – QTS pays **over $1 million** in rent annually to the entity that owns the QTS headquarters building
  - **Quality Lease & Finance, L.L.C.** – QTS "from time to time" makes purchases from or enters into leasing contracts with Quality Lease & Finance, with total amount paid to this company and affiliated companies less than **$120,000** in 2016
  - **CDJ Properties, LLC** – paid QTS approximately **$48,820 in rent in both 2016 and 2017** to lease warehouse space at 8005 Bond Street, Lenexa, Kansas

- Mr. Williams' wife, Norma "Jeanie" Williams, is a practicing Anesthesiologist, yet she also heads the Quality Group of Companies referenced above

- Related party transactions totaled **$2.4 million** in 2017, **$2.2 million** in 2016, and **$1.9 million** in 2015 alone

MR. WILLIAMS HAS PLACED HIS AND HIS FAMILY'S INTERESTS IN CONFLICT WITH OTHER SHAREHOLDERS IN NUMEROUS INSTANCES, SEVERELY DAMAGING MANAGEMENT CREDIBILITY AND QTS' VALUATION, IN OUR VIEW

Source: Company filings, QTS 2017 Proxy Statement, March 20, 2017; QTS Definitive Proxy Statement, March 19, 2018, QTS Form 10-K filed February 28, 2018
Note: Quality Investment Properties, the entity that owns the J Williams Technology Center, is 81% owned by Chad L. Williams and 19% owned by other members of his family

L&B

CONCERNED QTS OVERPAYING MR. WILLIAMS TO LEASE THE QTS HQ

QTS leases its headquarters space in the J. Williams Technology Center – a building owned by Mr. Williams and his family – at a cost of <u>**over $1 million**</u> in annual rent (monthly rent of ~$84,520 plus expenses)

- The payment translates to **more than <u>$34 per square foot</u>** in annual base rent, which appears to be above-market based on office space currently being marketed at similar properties in the submarket
- Why wasn't ownership of the HQ building included in the REIT's IPO?
- Is Mr. Williams charging shareholders above-market rent for the Company's HQ?
  - The majority of the Company's executives, including Mr. Williams, don't even live in Kansas



8675 College Blvd.
$25.00/sf
7400 W 129th St.
$22.50/sf
12851 Foster St.
$34.38/sf
7381 W 133rd St.
$25.00/sf



Source: QTS Definitive Proxy Statement, March 19, 2018 , LoopNet, Google Maps
Note: Office rents are based on quoted asking full-service gross rent for comparable office space in Overland Park, KS

QTS PAYING MR. WILLIAMS FOR USE OF HIS PRIVATE AIRCRAFT

In 2017, QTS paid **$465,109** to **Quality Group of Companies, LLC (100% owned by Mr. Williams)** through Priester Aviation for charter flights on private aircraft



- Since June 2015, the Company has chartered an aircraft from Priester Aviation for "business purposes"
  - The Company pays a charter fee directly to Priester Aviation for its use of the aircraft, a Hawker Beechcraft 4000 Horizon jet



- The **aircraft is owned by Hawker I, LLC** and operated by **Quality Group of Companies, LLC,** and **both** companies are **100% owned by Chad L. Williams**
  - Quality Group of Companies, LLC hired Priester Aviation, a third-party aviation service provider, to operate and manage all charter services of the aircraft



WHY ARE THERE SO MANY RELATED PARTY TRANSACTIONS BETWEEN THE QUALITY GROUP OF COMPANIES AND THE PUBLICLY-TRADED QTS REALTY TRUST?

Source: QTS Definitive Proxy Statement, March 19, 2018 , Federal Aviation Administration, Priester Aviation, FlightAware

L&B

DUAL-CLASS SHARE STRUCTURE DISENFRANCHISES QTS SHAREHOLDERS

- Mr. Williams is the **sole owner of Class B shares**, creating **conflicts of interest** and **disenfranchising QTS shareholders**

- Mr. Williams **owns just 0.1% of the shares of Class A common stock** of QTS

- As a result of his ownership of the super voting Class B common stock of QTS, which entitles him to 50 votes per share (compared to one vote per Class A share), **Mr. Williams effectively votes 11% of the Company's shares**

- Major providers will **exclude dual-class companies from significant stock indexes:**
  1. **S&P Dow Jones** will, going forward, exclude all dual-class firms from entering its indexes
  2. **MSCI** will reduce the weight that dual-class firms occupy in its indexes

> "So one problem with perpetual dual-class is it removes entrenched managers—and their kids, and their kids' kids—from the discipline of the market forever.
>
> **Simply put: asking investors to put eternal trust in corporate royalty is antithetical to our values as Americans.**"
>
> *-Robert J. Jackson, Jr., SEC Commissioner*

Source: QTS Definitive Proxy Statement, March 19, 2018, Bloomberg News, SEC.gov

L&B

MR. WILLIAMS AFFORDED SPECIAL TAX PROTECTIONS

Mr. Williams' special tax protections create a clear conflict between what is best for Mr. Williams and what is best for QTS shareholders overall

- "Upon completion of our initial public offering in October 2013, we entered into a **tax protection agreement with Chad L. Williams, our Chairman and Chief Executive Officer, and his affiliates and family members who own OP units pursuant to which we agreed to indemnify them** against certain tax liabilities resulting from:
  1. The sale, exchange, transfer, conveyance or other disposition of our Atlanta-Metro, Atlanta-Suwanee or Santa Clara data centers in a taxable transaction prior to January 1, 2026, referred to as the protected period;
  2. Causing or permitting any transaction that results in the disposition by Mr. Williams or his affiliates and family members who own OP units of all or any portion of their interests in the our Operating Partnership in a taxable transaction during the protected period; or
  3. Our failure prior to the expiration of the protected period to maintain approximately $175 million of indebtedness that would be allocable to Mr. Williams and his affiliates for tax purposes or, alternatively, failing to offer Mr. Williams and his affiliates and family members who own OP units the opportunity to guarantee specific types of our Operating Partnership's indebtedness in order to enable them to continue to defer certain tax liabilities."

MR. WILLIAMS' SPECIAL TAX PROTECTIONS ARE A CLEAR CONFLICT OF INTEREST AND PUT INTO QUESTION HIS WILLINGNESS TO ACT IN THE BEST INTERESTS OF ALL SHAREHOLDERS

Source: QTS Definitive Proxy Statement, March 19, 2018

4. OPAQUE & EXCESSIVE COMPENSATION PRACTICES

L&B

COMPENSATION — OPAQUE DISCLOSURE & EXCESSIVE DISCRETIONARY AWARDS

1. **Discretionary Compensation** – The Company appears to be taking advantage of an opaque compensation structure and is awarding top executives with excessive discretionary pay

2. **Increasing CEO Pay Above Stated Targets Despite Underperformance** – Bonus pay for executives has increased substantially and was above stated targets while QTS has massively underperformed versus its Data Center Peers

3. **Exploitation of Low Share Price For Unwarranted Options** – Additional grants were made at trough public market valuation following the announcement to scrap C3

 **DISCRETIONARY COMPENSATION**

 **PAY ABOVE TARGET DESPITE UNDERPERFORMANCE**

 **EXPLOITING LOW SHARE PRICE TO AWARD UNWARRANTED OPTIONS**

Source: QTS Definitive Proxy Statement, March 19, 2018; Company filings

L&B

INVERSE RELATIONSHIP - BONUSES UP, PERFORMANCE DOWN

- Mr. Grabe and the Compensation Committee appear to be disenfranchising shareholders, effectively **awarding executives with outsized pay** despite substantial underperformance and missed targets, in our view


Chad L. Williams Annual Compensation
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
-1%
TSR Underperformance vs. Data Center Peers
$3,522,513
-18%
TSR Underperformance vs. Data Center Peers
$4,448,535
-21%
TSR Underperformance vs. Data Center Peers
$6,374,303
2015
2016
2017

Source: Bloomberg data, QTS Definitive Proxy Statement, March 19, 2018; Company filings

L&B

INADEQUATE DISCLOSURE & VAGUE PERFORMANCE TARGETS

Inadequate Disclosure Regarding the Components of QTS Executive Bonus Compensation:

1. **Annual Cash Bonus** –The Compensation Committee appears to have substantial discretion in determining pay:

   - No weightings or minimum thresholds provided with respect to performance metrics
   - Glass Lewis: "The Company has failed to provide a clear description of the threshold performance levels under the short-term incentive plan. We believe clearly defined performance targets are essential for shareholders to fully understand and evaluate the Company's procedures for quantifying performance and translating it into payouts for its executives..." (*2017 Proxy Paper*)

2. **Equity Awards** – The largest component of executive compensation (~75% of Mr. Williams' compensation in 2016 and 2017) **has no defined performance metrics** and appears to be easily exploited

   - Long-term equity awards are **time-based instead of performance-based** ("rest and vest")
   - Glass Lewis: "We generally believe shareholders benefit when long-term incentive awards vest on the basis of metrics with pre-established goals, serving to better align the long-term interests of management with those for shareholders..." (*2017 Proxy Paper*)

> ### ARE PERFORMANCE "TARGETS" MERELY OPTICS ENABLING MR. GRABE TO AWARD EXCESSIVE DISCRETIONARY PAY IN THE FACE OF UNDERPERFORMANCE?

Source: Company filings, Glass Lewis Research, QTS Definitive Proxy Statement, March 19, 2018

L&B

Why did Mr. Grabe approve stock options after the shares dropped precipitously?

- On February 21st, 2018, the QTS **share price declined 23%** due, in our view, to the **poor communication and leadership shown by Mr. Williams** as he announced a restructuring plan

- Just two weeks later, the Compensation Committee rewarded him with **343,000 stock options at $34.03**, 200,000 of which were for "additional motivation"

  - "On **March 7, 2018**, the Compensation Committee also approved the grant of additional options to purchase Class A common stock to certain of the named executive officers. The Compensation Committee approved these additional grants **in order to create additional motivation and incentive for our executives** to successfully implement and execute our previously announced restructuring plan, as well as to enhance retention in light of the restructuring. **The Compensation Committee awarded the following options to purchase Class A common stock: Mr. Williams—200,000 options**; Mr. Berson—26,590 options; and Mr. Schafer—5,761 options. The options to purchase Class A common stock vest two years after the date of grant."

- In the days following the stock grants, QTS announced a critical capital raise on March 8th and a large lease renewal on March 15th… **the stock has subsequently risen 9%**



QTS Share Price

Mr. Williams was awarded 343,000 stock options at trough price levels resulting in more than a $1 million gain in the past month for the underperforming CEO

Source: Bloomberg data, Company filings, QTS Definitive Proxy Statement, March 19, 2018; Note: QTS share price chart calculated using date range January 1, 2018 through April 4, 2018; Subsequent rise of 9% and $1 million option grant gain is calculated using QTS share price as of April 4, 2018 compared to the stock option grant strike price

L&B

COMPENSATION - IS MANAGEMENT EXPLOITING OPAQUE DISCLOSURE?

- Why is Mr. Williams' being paid above target despite missing a majority of disclosed performance targets and delivering substantially inferior shareholder returns versus Data Center Peers?
  - Mr. Grabe appears to be exploiting the "discretion" of the Compensation Committee in awarding bonuses
- What "other performance factors" justify paying Mr. Williams above target?
  - "The Compensation Committee considered company specific and individual performance factors in awarding annual grants with respect to the 2017 fiscal year, which were the same factors used for annual cash bonuses described above, as well as other performance factors including the Company's total return to stockholders"

CHAD L. WILLIAMS PAY STATS	2016	2017
Target Total Pay	$3,300,000	$5,220,000
Actual Total Pay	$4,448,535	$6,374,303
Total Stock/Options Bonus	$3,299,957	$4,795,991
% of Total Pay	74.2%	75.2%
Total Pay As % of Target	135%	122%
QTS TSR Underperformance	-18%	-21%

Mr. Williams was paid **35% above target** despite lagging TSR of Data Center Peers by **18%** in 2016

Mr. Williams was paid **22% above target** despite lagging TSR of Data Center Peers by **21%** in 2017

WHY DID MR. GRABE APPROVE PAYING MR. WILLIAMS ABOVE TARGET WHEN THE COMPANY UNDERPERFORMED?

Source: QTS Definitive Proxy Statement, March 19, 2018; Land & Buildings' estimates

L&B

5. INFERIOR CAPITAL ALLOCATION & OPERATIONS HAVE ERODED CREDIBILITY

L&B

INFERIOR CAPITAL ALLOCATION & OPERATIONS HAVE ERODED CREDIBILITY

QTS and Mr. Williams have effectively lost credibility with the investment community, in our view, due to a series of operational and investment missteps since the 2013 IPO

1. **Inferior Capital Allocation** – The Company has repeatedly made poor capital allocation decisions
   - Return on Invested Capital ("ROIC") falling short of targets
   - The failed Carpathia acquisition amongst other poor investment decisions

2. **Inferior Operations** – Pattern of missing the mark on publicly stated business goals and inferior operating results
   - Specified missed metrics include revenue growth and EBITDA margins
   - Bloated G&A and inferior EBITDA margins versus Data Center Peers



"WILLIAMS IS THE FIRST TO ADMIT THAT HE DOESN'T KNOW A LICK ABOUT TECHNOLOGY, BUT HE SPOTTED AN OPPORTUNITY."

—KANSAS CITY BUSINESS JOURNAL

Source: Company filings, Kansas City Business Journal, February 24, 2005

L&B

MISSING THE MARK — POOR CAPITAL ALLOCATION & OPERATIONAL RESULTS

What Mr. Williams Sold the Market:	What Actually Happened:
1. Continued growth of the C3 (cloud & managed services) segment	1. QTS abandoned the C3 business segment in February 2018 after publicly lauding its potential in November 2017
2. Revenue growth in the "mid-to-high teens"	2. Revenue decline of 7% projected in 2018
3. EBITDA margin enhancement to 50%	3. EBITDA margins are still well below 50%

"…the elephant in the room here was that your conviction around the C3 business previously was very high as a differentiator of QTS …and you allocated an employed capital accordingly including the acquisition of Carpathia…And now you're shifting out seemingly opportunistically…

How did C3 go from the special sauce and the return enhancing opportunity of QTS and differentiator to no longer being necessary?

How are we supposed to have conviction that the direction you're headed in today is the right direction?"

-Jordan Sadler, KeyBanc Capital Markets, Q4 2017 Earnings Call

Source: Bloomberg data, Company filings, Wall Street research

L&B

C3 ABOUT FACE HIGHLIGHTS POOR CAPITAL ALLOCATION

- Mr. Williams abruptly exits C3 (cloud & managed services) in February 2018 after throwing away hundreds of millions of dollars investing in it and publicly championing the segment through the November 2017 Investor Day

What Mr. Williams Sold the Market:	What Actually Happened:
1. "We will continue to **look to enhance our C3 portfolio** of services to drive valuable solutions to customers in complex IT environments, and maximize the utilization of our real estate by as we say, selling the cubic feet." *(Q3 2016 Earnings Conference Call)*	1. Just one year later, QTS completely changes this approach and announces a shift away from the C3 business • QTS loses approximately $500 million in market value in the days following the announcement
2. "Our C3 cloud and managed service business is ramping well." *(Q1 2017 Earnings Conference Call)*	2. Less than one year later, QTS abandons 85% of the C3 business: "We plan to reduce the total number of products within our C3 business for more than 100 to approximately 15." *(Q4 2017 Earnings Conference Call)*
3. "The returns we can get on that C3 service stack can approach or even exceed 20%..." *(QTS Investor Day, November 13, 2017)*	3. "Due to rising complexity and continued changes in technology, it has been challenging to scale our C3 Cloud and Managed Services business profitability...Over the course of our strategic review of the C3 during the past several months, we have become more focused on the disproportionate amount of resources that the business consumes and the impact of those costs..." *(Q4 2017 Earnings Conference Call)*

Source: QTS Realty Trust Q4 2017, Q1 2017, Q4 2016 and Q3 2016 Earnings Conference Call Transcripts; QTS Realty Trust Investor Day Transcript, November 13, 2017

L&B

- Revenue growth fell short of the Company's projections in 2017 and is projected to deteriorate further in 2018



QTS is now projecting a 7% revenue decline in 2018, a far cry from the mid-to-high teens growth signaled in 2016

"We remain confident that **our mid to high teens growth,** once we get through this migration phase, will be a consistent ability for us to drive our growth."

-Chad Williams, Q4 2015 Earnings Conference Call

Source: Bloomberg data, Company filings, Land & Buildings' estimates
Note: Revenue estimate for 2018 reflects the Company's guidance as of February 20, 2018; Revenue figures are in millions of dollars

CARPATHIA ACQUISITION — A CAPITAL ALLOCATION BLUNDER

- QTS announced the $326 million acquisition of Carpathia Hosting ("Carpathia") on May 6, 2015
  - The acquisition **increased QTS' C3 exposure to 25% of revenues from 8%**
  - The acquisition was touted as further strengthening QTS's "unique integrated technology services platform that enterprises increasingly require"

- Carpathia failed to live up to expectations with key management turnover and **weaker than expected results**

- Carpathia was a **low margin business** with an estimated mid-30% Adjusted EBITDA margin
  - QTS appears to **never have achieved the $90 million of annualized rent** forecast by management

- QTS ultimately announced a restructuring plan on February 20, 2018 that essentially **exited the very same business it doubled down on less than 3 years earlier**

> "…your conviction around the C3 business previously was very high as a differentiator of QTS and of this business, and you allocated and employed capital accordingly **including the acquisition of Carpathia**…and now you're shifting out seemingly opportunistically…"
>
> *--Jordan Sadler, KeyBanc Capital Markets, Q4 2017 Earnings Call*

Source: QTS Definitive Proxy Statement, March 19, 2018; Company filings, Land & Buildings' estimates

L&B

CARPATHIA ACQUISITION — WOEFULLY SHORT OF EXPECTATIONS

What QTS Intended to Buy:	What QTS Actually Bought:
1. Ability to cross-sell C1 and C2 product to Carpathia customers and Carpathia products to QTS customers	1. Inability to say "No" to client infrastructure requests, which overly complicated the product offering × Failed to recognize client shift to other cloud platforms (e.g. AWS, Google, Microsoft, Oracle, Box, Datapipe, etc.)
2. International footprint will "support additional QTS growth" in Canada, Europe and Asia	2. No evidence QTS had leveraged larger footprint to grow internationally in Canada, Europe or Asia
3. Opportunity to migrate Carpathia customers from leased facilities to QTS-owned facilities and enhance value of cash flow stream	3. Failure to retain customers and significant revenue "downgrades"
4. Peter Weber, Carpathia's CEO, joins QTS as Chief Product Officer	4. Unexpected resignation of Peter Weber, Carpathia's former CEO, less than one year after closing × Poor execution by QTS's senior leadership following Mr. Weber's departure

Source: Company filings, Land & Buildings' estimates

L&B

CARPATHIA CASE STUDY – A FAILED ACQUISITION

- The Carpathia acquisition was riddled with setbacks including deteriorating business fundamentals

Leased Facility NOI – Primarily from Carpathia – Also Declined Sharply Following the Acquisition



Leased Facilities NOI

Source: Company filings, Land & Buildings' estimates
Note: Quarterly NOI figures are in thousands of dollars

L&B

INFERIOR MARGINS

- **Margins are substantially below Data Center Peers:** QTS EBITDA margins are well below peers and have remained nearly flat since 2014, due in our view to poor management, not poor asset quality

EBITDA MARGIN	2014	2015	2016	2017
QTS	45.9%	45.0%	45.8%	46.6%
Data Center Peer Average	51.0%	52.2%	52.0%	53.8%
QTS Underperformance	-5.1%	-7.2%	-6.2%	-7.2%

QTS continues to exhibit weaker EBITDA margins versus its Data Center Peers, and the gap has been increasing

QTS LEADERSHIP HAS OVERSEEN A PERSISTENTLY AND CONSISTENTLY INFERIOR MARGIN PROFILE

Source: Bloomberg data, Company and Data Center Peer filings, Land & Buildings' estimates
Note: EBITDA margins calculated based on Company and Data Center Peer disclosed annual EBITDA and revenue

L&B

POOR OPERATIONAL RESULTS — MARGINS FALLING SHORT

- QTS EBITDA margins have consistently and persistently missed the mark, falling well below the publicly stated target of 50%, a conservative goal below the Data Center Peer average



QTS EBITDA Margins

■ QTS EBITDA —— 50% EBITDA Target

"We expect this revenue growth to be accelerated at the EBITDA line based on operating leverage, which **we believe will result in EBITDA margins approaching 50% in the next few years**."

-Chad Williams, Q4 2013 Earnings Conference Call

Source: Bloomberg data, Company filings, QTS Q4 2013 Earnings Conference Call Transcript

L&B

BLOATED G&A

- Under the current leadership, QTS has had substantially higher G&A as a percent of revenue and total enterprise value than its Data Center Peers

G&A AS A % OF REVENUE	2014	2015	2016	2017
QTS	20.8%	21.8%	20.7%	19.5%
Data Center Peer Average	16.2%	16.4%	16.5%	15.2%
QTS Underperformance	-4.6%	-5.4%	-4.2%	-4.3%

G&A AS A % OF ENTERPRISE VALUE	2014	2015	2016	2017
QTS	2.7%	2.4%	2.4%	2.1%
Data Center Peer Average	1.8%	1.4%	1.3%	0.9%
QTS Underperformance	-0.8%	-1.0%	-1.1%	-1.2%

QTS continues to spend more on G&A relative to the Company's revenue and enterprise value

SHOULD QTS SHAREHOLDERS CONTINUE TO SUPPORT A MANAGEMENT TEAM AND BOARD THAT PRODUCES SUCH UNDERPERFORMANCE?

Source: Bloomberg data, Company and Data Center Peer filings, Land & Buildings' estimates
Note: G&A includes all disclosed general and administrative expenses as well as sales and marketing expenses, Enterprise Value defined as of the end of the calendar year

L&B

LACK OF CENTRALIZATION LIKELY A CAUSE OF POOR OPERATIONS

- **Most top executives at QTS Realty Trust don't even live in Kansas**, where the Company is headquartered
  - David Robey (COO) lives in Richmond, VA
  - Jon Greaves (CTO) lives in suburban VA
  - Jeff Berson (CFO) lives in Scarsdale, NY
  - Dan Bennewitz (COO, Sales & Marketing) lives between Southport, CT and Naples, FL
  - Tag Greason (EVP of Sales) lives in Ashburn, VA and, until he lost election in November 2017, had a second job as a member of the Virginia House of Delegates
- QTS executives are consistent with their own boss, as <u>Mr. Williams' legal residence is in Oro Valley, AZ</u>

> **CAN MR. WILLIAMS SUCCESSFULLY LEAD A PUBLICLY TRADED BUSINESS OPERATION WITH SUCH A DECENTRALIZED EXECUTIVE TEAM?**

Source: QTS Definitive Proxy Statement, March 19, 2018; Company filings, Land & Buildings' research

L&B

- Mr. Williams' missteps have resulted in Wall Street analysts consistently being disappointed and reducing earnings estimates, ultimately leading to analysts' no longer trusting the Company's earnings guidance, in our view

Street Doesn't Buy QTS FFO Guidance – Consensus Estimates ~13% Below Management



Consensus Estimates (FFO/share) Consistently Revised Downward



Source: Bloomberg data, QTS Realty Trust Fourth Quarter 2017 Earnings Presentation, March 21, 2018; Goldman Sachs Global Investment Research
Note: Consensus FFO estimates as of March 28, 2018

L&B

WALL STREET HAS LOST FAITH IN MR. WILLIAMS AND QTS

CREDIT SUISSE

QTS Realty Trust, Inc. (QTS)

DECREASE TARGET PRICE

More Pain, No Gain; Lowering TP to $31

- 2/23/18: "Brace for Multi-Quarter Pain with Restructuring: ..We believe this transition will span multiple quarters bringing along more pain points and increased competition given the number of private data center operators competing for the business QTS is attempting to transition to.

KeyBanc Capital Markets



QTS - ALERT: Prediction… Pain; Dead $ Until Leases Show

- 2/20/18: "QTS's new strategic plan is bad news. While the objectives of the plan to accelerate growth and profitability are good, the communication of the message was weak and ill-timed – three months too late… We will revisit our thesis after tomorrow's call, but realize that credibility just evaporated and performance rests squarely on execution from here. Apologies for missing so badly on this Overweight recommendation."

GUGGENHEIM

QTS - 4Q Review: Downgrade to NEUTRAL

- 2/22/18: "We are downgrading QTS to NEUTRAL from BUY and reducing our PT to $34 (from $62) given meaningful strategic changes announced in the 4Q print. While the restructuring is intended to re-position the company for a cleaner growth and profitability trajectory, we are moving to the sidelines given the large and sudden change in strategy (shortly after the November analyst day), as well as the near-term funding gap and complexity we see in execution of the restructuring plan."

Jefferies

QTS Realty Trust (QTS)

Downgrade to Hold: QTS Has Become a Show Me Story

- 2/23/18: "…investors have now been given two different three-year outlooks within a three-month time frame, which is discouraging. We would not expect the market to give management credit for 2020 guidance until QTS can show that it can consistently realize similar leasing volumes and growth potential as their peers."

Source: Wall Street research

L&B

39

6. FIXING QTS TO UNLOCK VALUE

L&B

FIXING QTS

- ✓ **Improve corporate governance**
  - ✓ **Substantial refresh of the Board of Directors**, which has seen no new directors since QTS's 2013 IPO
  - ✓ **Opt out of the Maryland Unsolicited Takeovers Act (MUTA)**, which currently allows QTS to classify its Board without shareholder approval
  - ✓ **Eliminate management conflicts of interest**
- ✓ **Evaluate change in leadership** to improve operating results and capital allocation decisions
- ✓ **Modernize Compensation Practices** – Tie pay to performance and clearly outline performance metrics
- ✓ **Evaluate Strategic Alternatives given**
  - ✓ **Significant synergy opportunities** and multiple public and private companies likely interested in QTS assets

- We are disappointed no action has been taken to date on the above as L&B continues to believe the QTS Board must act urgently given the substantial share decline and long-term underperformance

- We believe QTS needs to urgently prove its ability to
  - ✓ Expand margins
  - ✓ Harvest and demonstrate value in existing portfolio
  - ✓ Prioritize earnings growth and balance sheet strength over new acquisitions and investments

DATA CENTER PEER VALUATIONS SUGGEST SUBSTANTIAL UPSIDE

SIGNIFICANT UPSIDE TO DATA CENTER PEER MULTIPLES UNDER EFFECTIVE LEADERSHIP

- <u>QTS asset quality as good or better</u> than Data Center Peers, in our view

- QTS <u>currently trades at ~12.8x</u> consensus 2019 FFO vs. <u>Data Center Peers at ~17x on average</u>

- <u>Discounted valuation a reflection of management execution and board oversight,</u> not of real estate value, in our view

- Currently <u>trades at ~10x 2020 Company FFO guidance,</u> illustrating the investment community's lack of faith in management achieving strategic plan

- <u>FFO upside possible under improved management</u>

SUBSTANTIAL UPSIDE TO DATA CENTER PEER MULTIPLES

Source: Bloomberg data, Land & Buildings' estimates

L&B

PRIVATE MARKET TRANSACTIONS SUGGEST SUBSTANTIAL UPSIDE

DATA CENTER PRIVATE MARKET TRANSACTIONS EXHIBIT HEALTHY VALUATIONS

- QTS **currently trades at ~13x** consensus 2019 EBITDA vs. **private market comps of 16 – 18x**

- Assuming even modest G&A synergies can increase potential take-out valuation by 10% or more

- NAV upside with better execution

SIGNIFICANT UPSIDE IN POTENTIAL GO-PRIVATE TRANSACTIONS

ACQUIRER	TARGET	DATE	PURCHASE PRICE	EBITDA MULT.
Equinix	InfoMart (Dallas)	Feb-18	$800 M	30.6x
CyrusOne	Zenium Data Centers	Dec-17	$442 M	26.0x
Equinix	Metronode	Dec-17	$792 M	31.5x
GI Partners	Hines (KOMO Plaza)	Dec-17	$275.8 M	17.0x
Iron Mountain	IO Data Centers	Dec-17	$1.315 B	18.8x
Carter Validus	Red Sea Group	Nov-17	$19.2 M	15.4x
Carter Validus	Lexington Realty Trust	Nov-17	$15.2 M	13.5x
Carter Validus	BP	Nov-17	$74.8 M	14.7x
Digital Realty	Carter Validus	Oct-17	$315 M	14.3x
Iron Mountain	Fortrust	Jul-17	$128 M	13.0x
Digital Realty	DuPont Fabros Technology	Jun-17	$7.6 B	22.3x
Carter Validus	Westcore Properties	Jun-17	$36.8 M	15.4x
Peak 10	ViaWest,Inc.	Jun-17	$1.675 B	15.8x
Zayo Group	KIO Networks	May-17	$12 M	9.2x
Carter Validus	Cervalis (CyrusOne)	May-17	$57 M	15.0x
Digital Bridge	Vantage Data Centers	Mar-17	$1.2 B	16.6x
Stonepeak	Cologix	Feb-17	$1.25 B	17.7x
CyrusOne	Sentinel Data Centers	Feb-17	$490 M	14.4x
Carter Validus	El Dorado Holdings	Feb-17	$16.4 M	16.4x
Average/Median			-	17.9x / 16.0x

Source: Bloomberg data, Land & Buildings' estimates, Wall Street research
Note: Table reflects pre-synergy EBITDA multiples

L&B

LEGAL DISCLOSURES

DISCLAIMER

This is NOT a solicitation of authority to vote your proxy. Land & Buildings is not asking for your proxy card and will not accept proxy cards if sent. Executed proxy cards should be returned according to the Company's instructions.

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. This presentation is not an offer to sell or the solicitation of an offer to buy interests in a fund or investment vehicle managed by Land & Buildings Investment Management, LLC ("Land & Buildings") and is being provided to you for informational purposes only. The views expressed herein represent the opinions of Land & Buildings, and are based on publicly available information with respect to QTS Realty Trust, Inc. ("QTS" or the "Company") and certain other companies referenced herein. Certain financial information and data used herein have been derived or obtained from public filings, including filings made by QTS with the Securities and Exchange Commission ("SEC"), and other sources. Land & Buildings recognizes that there may be nonpublic or other information in the possession of the companies discussed herein that could lead these companies and others to disagree with Land & Buildings' conclusions.

Land & Buildings has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. Land & Buildings shall not be responsible or have any liability for any misinformation contained in any such SEC filing or third party report relied upon in good faith by Land & Buildings that is incorporated into this presentation. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between or among Land & Buildings and any third party or parties by virtue of furnishing this presentation.

The analyses provided may include certain forward-looking statements, estimates and projections prepared with respect to, among other things, the historical and anticipated operating performance of the companies discussed in this presentation, access to capital markets, market conditions and the values of assets and liabilities. Such statements, estimates, and projections reflect Land & Buildings' various assumptions concerning anticipated results that are inherently subject to significant economic, competitive, and other uncertainties and contingencies and have been included solely for illustrative purposes. No representations, express or implied, are made as to the accuracy or completeness of such statements, estimates or projections or with respect to any other materials herein and Land & Buildings disclaims any liability with respect thereto. Actual results may differ materially from those contained in the forward-looking statements.

None of Land & Buildings, its affiliates, or their representatives, agents or associated companies or any other person makes any express or implied representation or warranty as to the reliability, accuracy or completeness of the information contained in this presentation, or in any other written or oral communication transmitted or made available to the recipient. Land & Buildings, its affiliates and their representatives, agents and associated companies expressly disclaim any and all liability based, in whole or in part, on such information, errors therein or omissions therefrom.

There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and pro forma information set forth herein are based on assumptions which Land & Buildings believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

Land & Buildings reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Land & Buildings disclaims any obligation to update the information contained herein.
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